

December 20, 2012

VIA E-Mail
Mr. Timothy C. Collins
Chief Financial Officer
Cornerstone Core Properties REIT, Inc.
1920 Main Street, Suite 400
Irvine, California 92614

> **Re:** **Cornerstone Core Properties REIT, Inc.**
> **Form 10-K for the year ended December 31, 2011**
> **Filed on March 30, 2012**
> **File No. 000-52566**

Dear Mr. Timothy C. Collins:

We have reviewed your response letter dated December 7, 2012 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2011

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations

1.   We have considered your response to comment four and note your rationale for fully reserving an accounts receivable from your Advisor. Given your reliance on your Advisor to maintain your day to day operations, it appears the potential inability for your Advisor to service its own debt obligations would represent a known uncertainty that could potentially result in a material unfavorable impact on your results of operations. Please expand your MD&A in future filings to discuss the potential impact on your results of operations of your Advisor's inability to meet its debt obligations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Wilson K. Lee at (202) 551-3468 or the undersigned at (202) 551-3438 if you have any questions.

Sincerely,

/s/ Robert F. Telewicz Jr.

Robert F. Telewicz Jr.
Senior Staff Accountant